Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

BARCLAYS

Robert E. Diamond Jr

President, Barclays PLC

Lehman Financial Services Conference, New York 10th September 2007

BARCLAYS

Overview – Investment Banking and Investment Management

• Market Conditions

Barclays: Current Position and Performance

Barclays: Well Positioned for the Future

BARCLAYS

Current Market Conditions

• Sub-Prime

BARCLAYS

Current Market Conditions

• Sub-Prime

• Leveraged Finance

BARCLAYS

Current Market Conditions

• Sub-Prime

• Leveraged Finance

• Liquidity at the Short End

BARCLAYS

Current Market Conditions

• Sub-Prime

• Leveraged Finance

• Liquidity at the Short End

• Quantitative Investment Funds

BARCLAYS

Flight to Quality

• Growth in core asset classes: commodities,

Barclays equities

Capital Capturing share in flow businesses: FX, Prime Brokerage, Government Bonds, Convertible Bonds

Over $2trn AuM

BGI ETFs, scientific active, securities lending, cash management

Investment product innovation – BGI Elite Wealth Growth in core client deposits

BARCLAYS

Barclays Capital continues to perform

well

• July better than last year

• August profitable

• August YTD profits well ahead of last

year

BARCLAYS

Well positioned for the future

• Our model

• CDB

• Credit as an asset class

• Industry trends

BARCLAYS

We are in large markets with many opportunities

Estimated global revenues $ billion, estimates 2006

7-10% expected annual growth over next 10 years

~280~340~250~870

Investment Banking Asset Management Wealth Management Total Revenue Pool

Estimated market sharepercent

Top 5 players

Barclays

Investment banking, revenues % 34 66 ~3%

AssetManagement, AuM, % 24 76 ~6%

Wealth Management, 14 86 ~1% AuM, %

BARCLAYS

Europe and Asia will drive future growth

Global Investment Banking revenues and Barclays Capital revenues by region $ billion, estimates 2006.

100% =

340

11.5

Europe

34%

55

US

42

27

Asia and RoW

24

18

Global

Barclays

Capital

Expected financial stock growth

CAGR 2007-2010, percent

Europe

10%

US Asia and RoW

6%

11%

Cross-border flows

11%

BARCLAYS

Performance through the cycle

Income (£m)

Interest Rates Credit Spreads Volatility Equity Markets M&A activity Inflation

							4,505	6,267
									4,153
						3,518		3,437
				2,427	2,841
			2,178					2,216
	1,382	1,730
(£m)						1,142	1,431
			728	730	930
	436	584							1,660
(£m)								1,246
	1999	2000	2001	2002	2003	2004	2005	2006	H1 2007
Rates			Down	Down		Up	Up	Up	Up
Spreads		Up	Up	Up	Down	Down	Down	Down	Up
Volatility		Up	Up	Up	Down	Down	Down	Down	Up
Markets	Up	Down	Down	Down	Up	Up	Up	Up	Up
activity	Up	Up	Down	Down		Up	Up	Up	Up
Inflation		Up		Down		Down	Up	Up	Up

BARCLAYS

Confident of continued growth

Investment Banking PBT CAGR (2000-06)

25%

19%

15%

11%

7%

6%

6%

5%

4%

4%

1%

BarCap

GS

LB

SG

DB

ML

CS

BNP

UBS

Citi

JPM

Investment Management PBT CAGR (2000-06)

39%

23% 21%

11% 10% 9%

7% 5%

-4% -8%

Barclays

Blackrock

State Street

Mellon

UBS

Alliance Bernstein

ML

CS

Citi

MS

BARCLAYS

Robert E. Diamond Jr

President, Barclays PLC

Lehman Financial Services Conference, New York 10th September 2007

BARCLAYS

SEC filings

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes the Barclays offer document/prospectus. Barclays has also filed with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO has filed with the SEC a Recommendation Statement on Schedule 14D-9, and ABN AMRO has filed and will file other relevant materials. Barclays has mailed the offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs located in certain jurisdictions worldwide.

INVESTORS ARE URGED TO READ THE OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Investors can obtain a free copy of the Form F-4, the offer document/prospectus and other filings without charge, at the SEC’s website (www.sec.gov). Copies of such documents may also be obtained from ABN AMRO and Barclays without charge.

Forward looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended, with respect to certain of the Barclays Group’s plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Barclays Group’s future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, progress in the integration of Absa into the Barclays Group’s business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition – a number of which factors are beyond the Barclays Group’s control. As a result, the Barclays Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Barclays Group’s forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.